
02037747

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 28, 2002

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

Embargo: Not for publication before 07:00 hours 28 May 2002

VODAFONE GROUP PLC

PRELIMINARY ANNOUNCEMENT OF RESULTS YEAR ENDED 31 MARCH 2002

- Statutory turnover increased by 52% to £22,845 million
- Data revenues increased by 87% to £2,093 million
- Statutory operating profit[1] increased by 35% to £7,044 million
- Earnings per ordinary share[1] increased by 45% to 5.15 pence
- Proportionate EBITDA[2] increased by 44% to £10,093 million, with an improvement of 3% in the mobile business EBITDA margin to 36%
- Operating cash flow per share increased by 60% to 11.92 pence
- Free cash flow of £2,365 million, after investing £4,145 million of tangible capital expenditure
- Dividend increased by 5% to 1.4721 pence per share for the year
- Continued growth in customer base with a 22% increase in proportionate registered customers to 101.1 million. Venture customer base over 229 million
- Strong financial position. Net debt of £12,034 million, representing 14% of market capitalisation at 31 March 2002. Single A credit ratings maintained
- No impairment in respect of the Group's controlled mobile businesses. £6,000 million impairment of other Group assets[3]

[1] before goodwill amortisation of £13,470 million and exceptional items, which comprise exceptional operating costs of £5,408 million and exceptional non-operating items of £860 million
[2] before exceptional items
[3] see page 17, "Exceptional Items" for further details

Sir Christopher Gent, Chief Executive, commented:
"The past year has seen the Group successfully execute its adjusted strategy, delivering very strong operational performance and exceptional financial results, including the generation of substantial free cash flow. In the current year, we envisage net customer growth of just below 10%, allowing for the expected disconnections of non-revenue generating handsets, and a modest but real improvement in ARPU in most of our major European markets. This combination should lead to double-digit revenue growth. In addition, we will continue to focus on improving operational performance and expect to achieve further increases in EBITDA margin, which should result in still better operating cash flow in the year ahead. We have every confidence in the continued growth potential of the business. This year will see many exciting new developments which will sustain the long-term growth of Vodafone in the years to come."

Julian Horn-Smith, Group Chief Operating Officer, commented:
"These results highlight our excellent operational performance during the year. The business has achieved satisfactory customer growth with a better mix of customers in most markets, which has helped contribute to stability in ARPU, ahead of our previous expectations despite reductions in incoming call tariff rates. The continued focus on driving down costs and initiatives led by our Global Products and Services team in achieving cost efficiencies, best practice sharing, global benchmarking and standardisation have contributed to a significant margin improvement and the generation of exceptional free cash flow. Most of our networks have moved to the single Vodafone brand, where sponsorship deals such as Ferrari and the global offering of seamless services are not only contributing to improved ARPU but are also helping to extend our brand recognition and increase customer loyalty."

GROUP FINANCIAL HIGHLIGHTS

Robust operational trading performance

Statutory	Year ended 31 March 2002 £m	2001[2] as restated £m	Increase %
Turnover	**22,845**	15,004	**52**
Total Group operating profit/(loss)			
- before goodwill amortisation and exceptional items	**7,044**	5,204	**35**
- after goodwill amortisation and exceptional items [1]	**(11,834)**	(6,989)	
Profit/(loss) on ordinary activities before taxation			
- before goodwill amortisation and exceptional items	**6,199**	4,027	**54**
- after goodwill amortisation and exceptional items [1]	**(13,539)**	(8,086)	

Exceptional items include an impairment charge of £6.0 billion in respect of the carrying value of Arcor and four other investments. No impairment charge was necessary in respect of the Group's controlled mobile businesses.

Proportionate [3]	Proportionate turnover Year ended 31 March 2002	2001[4]	Increase	Proportionate EBITDA (before exceptional items) Year ended 31 March 2002	2001[4]	Increase / (decrease)
Mobile telecommunications	**£m**	£m	%	**£m**	£m	%
Northern Europe	**6,516**	5,357	**22**	**2,264**	1,674	**35**
Central Europe	**4,694**	4,323	**9**	**2,068**	1,478	**40**
Southern Europe	**5,109**	3,521	**45**	**2,131**	1,450	**47**
Americas	**5,638**	5,008	**13**	**1,907**	1,627	**17**
Asia Pacific	**5,373**	2,771	**94**	**1,321**	587	**125**
Middle East and Africa	**488**	448	**9**	**211**	227	**(7)**
	27,818	21,428	**30**	**9,902**	7,043	**41**
Other operations						
Europe	**821**	767	**7**	**(8)**	(32)	**75**
Asia	**1,160**	35		**199**	5	
	29,799	22,230	**34**	**10,093**	7,016	**44**
Organic growth at constant exchange rates			**9**			**24**

Strong cash generation and continued growth in earnings and dividends

Per share information	Year ended 31 March 2002	2001[2] as restated	Increase %
Basic earnings/(loss) per share			
- before goodwill amortisation and exceptional items	**5.15p**	3.54p	**45**
- after goodwill amortisation and exceptional items [1]	**(23.77)p**	(16.09)p	
Dividend per share	**1.4721p**	1.4020p	**5**
Operating cash flow per share	**11.92p**	7.47p	**60**

Notes

(1) *Goodwill amortisation charge of £13,470m, compared with £11,873m for the year ended 31 March 2001. Exceptional items comprise exceptional operating costs of £5,408m,* including an impairment charge of £5,100m in respect of Arcor, Cegetel, Iusacell and Japan Telecom, and exceptional non-operating items of £860m including an impairment charge of £900m in respect of the Group's investment in China Mobile (Hong Kong) Limited. For the year ended 31 March 2001, exceptional operating and non-operating items totalled £320m and £(80)m, respectively. Further details are given in Notes 2, 3 and 4 on pages 27 and 28.

(2) Certain prior period comparative information has been restated following the adoption of FRS 19 during the period. Further details are given in Note 1 on page 26.

(3) Proportionate information is calculated on the basis described in Note 1 on page 26.

(4) Proportionate comparative financial information is presented on a pro forma basis for the acquisition of Mannesmann as described in Note 1 on page 26.

GROUP OPERATING HIGHLIGHTS

Operational performance

- Stable blended ARPU trends maintained in the Group's major European markets, despite continuing reductions in incoming termination rates.

- Non-voice service revenues in the Group's controlled mobile businesses of 11.1% of total service revenues for the year ended 31 March 2002, compared with 8.1% for the prior year. Data expected to reach 20% of service revenues in 2004 due to a combination of better voice revenues and the later than expected availability of terminals and applications.

- Worldwide customer base of 101.1 million proportionate registered customers at 31 March 2002, representing growth of 22% since 31 March 2001. Venture customer base over 229 million registered customers.

- Improved quality of customer base through strategic focus on gaining and retaining high value customers. Active customers represented 92% of total registered customers in the Group's controlled mobile businesses, compared to 90% at 31 March 2001.

- An improvement of 3% in proportionate EBITDA margin to 36% in the Group's mobile businesses, with significant increases achieved in the key markets of the UK, Germany and Japan.

- Tangible capital expenditure of £4,145 million, lower than expected due to better payment terms and prices and a combination of revised network planning and increased efficiencies. The Group expects this number to increase to approximately £6,000 million in the 2003 financial year.

- Free cash flow of £2,365 million in the year, with £1,759 million generated in the second half of the financial year.

Commercial initiatives

Improved service offerings

- Commercial GPRS services available in all the Group's major markets, with Vodafone the first mobile operator to offer commercial GPRS roaming across twelve European countries.

- Launch of new voice roaming services including Eurocall, Virtual Home Environment, prepaid roaming and assisted roaming, enabling the Group to gain new customers and achieve incremental revenue growth.

- Unified messaging now launched in six European countries.

- Success of camera-enabled handsets in Japan propelling J-Phone Vodafone into the number two operator position in Japan at 31 March 2002. Initial picture messaging services now available in Germany and Portugal. Picture messaging services will be launched in the Group's other European markets later this year.

Global branding

- Successful migration of the majority of subsidiaries to the single Vodafone brand.

- Launch of the global Vodafone brand through "How are you?" campaign, with enhanced global awareness of the Vodafone brand through sponsorship of Ferrari from the 2002 Formula One motor racing season.

- Innovative partner network agreements signed with Radiolinja and Teledanmark Mobile to promote dual-branded roaming products to international travellers and corporate customers in new territories.

Transactions

- Acquisition of additional stakes in Japan Telecom and the J-Phone Group during the year, including the successful completion of the Group's tender offer for a further 21.7% stake in Japan Telecom, taking the Group's interests to a controlling 66.7% in Japan Telecom and an economic interest of almost 70% in the J-Phone Group.

- Completion during the period of the acquisition of Eircell in Ireland, a 34.5% interest in Grupo Iusacell in Mexico, together with increased stakes in the Group's subsidiaries in Spain and Australia.

- Disposal of 11.7% equity stake in Shinsegi Telecom, Inc. in Korea, and Arcor's railway telecommunications business.

BUSINESS REVIEW

The results for the year ended 31 March 2002 represent an excellent performance in competitive conditions and demonstrate the continued operational strength of the Group in a period in which the Group also successfully implemented its realigned strategy announced in early 2001.

Statutory turnover increased by £7,841m from £15,004m in the comparable period to £22,845m in the year ended 31 March 2002. The increase comprised £1,105m from Japan Telecom, £3,323m from the J-Phone Group (subsequently rebranded J-Phone Vodafone), £477m from Eircell (subsequently rebranded Vodafone Ireland) which were all acquired by the Group during the period, an additional £1,326m from Airtel Móvil S.A. (subsequently rebranded Vodafone) which was acquired by the Group in the second half of the financial year ended 31 March 2001, and £1,610m from existing businesses, representing growth of 11% on the prior period. This growth resulted from the larger customer base in controlled businesses, offset by the year on year decline in ARPU, and lower connection revenues due to the lower net customer growth. Service revenues increased by £6,134m from £12,605m in the year ended 31 March 2001 to £18,739m in the year ended 31 March 2002.

The total statutory Group operating loss, after goodwill amortisation and exceptional items, increased in the year, primarily as a result of a £5.1 billion impairment charge taken in respect of certain of the Company's investments, further details of which are given on pages 17 and 18, and an increase in the annual goodwill amortisation charge which increased from £11,873m to £13,470m.

Mobile proportionate turnover increased by £6,390m to £27,818m, with the increase largely attributable to J-Phone Vodafone (£2,500m), Vodafone Ireland (£477m), the increased stake in Vodafone Spain (£968m), and Grupo Iusacell (£151m). The remainder of the increase, £2,294m, arose from existing businesses. Proportionate turnover from other operations increased by £1,179m, mainly as a consequence of the additional 59.2% stake acquired in Japan Telecom during the year.

The Group's overall mobile proportionate EBITDA margin increased from 33% in the comparable period to 36% for the year ended 31 March 2002. Proportionate EBITDA margins increased in all the Group's major markets due to the Group's strategy of focusing on margin management, including reduced connection costs, and the retention of high value customers. The UK EBITDA margin increased from 31% to 34%. In Germany, proportionate EBITDA margins increased significantly, from 35% to 45%, due primarily to lower customer acquisition costs from the significantly lower gross customer growth and the focus on customer retention initiatives. In Japan, proportionate EBITDA margins improved from 19% to 23%, attributable to customer growth, the success of "sha-mail" increasing data and SMS revenue, and the initial operational efficiencies achieved through merging the regional operating companies into a new single structure.

A review of the Group's principal business, the supply of mobile telecommunications services and products, is described below. A review of the Group's other operations, which primarily comprise fixed line telecommunications businesses and the Vizzavi Europe joint venture, can be found on pages 13 and 14. The appendices to these results also contain a summary of certain key performance indicators for each of the Group's segments, providing details of the registered customer base, including further analysis between prepaid and contract, active and inactive customers, ARPU and non-voice service revenue data.

On 1 April 2001, in response to the expansion of the Group, the Company implemented a planned reorganisation of its overall management structure into five main regions: Northern Europe, Middle East and Africa; Central Europe; Southern Europe; Americas and Asia; and Pacific. Subsequent to this, on 18 December 2001, Vodafone announced a further change to its regional structure. With effect from 1 January 2002, the Group's interests in Japan, China and India were formed into a new Asia region. All of the Group's other regions remain unchanged. The geographical segments for the analysis of the Group's operating results for the year ended 31 March 2002 have been modified and comparatives have been restated. Comparative results for the Group have also been restated following the adoption of FRS 19, 'Deferred tax', further details of which can be found on page 26.

Mobile Telecommunications

The Group's mobile businesses performed strongly in the period. Proportionate turnover increased by 30% to £27,818m, with all segments reporting strong growth, and proportionate EBITDA, before exceptional items, increased by 41% to £9,902m.

In the year ended 31 March 2002, the Group added a further 18.1 million customers to its proportionate registered base, with 8.0 million arising through net stake changes and 10.1 million through organic growth. At the year end the Group had 101.1 million proportionate customers and the total venture base was 229.2

million registered customers. This compares with a proportionate registered base and total venture base of 83.0 million and 188.7 million, respectively, as at 31 March 2001.

Northern Europe

Financial highlights		Year ended 31 March		
		2002	2001	Increase
		£m	£m	%
Statutory turnover	- United Kingdom	3,763	3,444	9
	- Other Northern Europe	1,669	1,067	56
		5,432	4,511	
Statutory total Group operating profit[1]	- United Kingdom	941	795	18
	- Other Northern Europe	744	489	52
		1,685	1,284	
Proportionate turnover[2]	- United Kingdom	3,763	3,458	9
	- Other Northern Europe	2,753	1,899	45
		6,516	5,357	
Proportionate EBITDA[2] (before exceptional items)	- United Kingdom	1,294	1,068	21
	- Other Northern Europe	970	606	60
		2,264	1,674	
Proportionate EBITDA margin[2]	- United Kingdom	34%	31%	
	- Other Northern Europe	35%	32%	

(1) – before goodwill amortisation and exceptional items
(2) – comparatives are presented on a pro forma basis for the acquisition of Mannesmann

United Kingdom

Vodafone UK continued to perform well in the year, as benefits from both the realignment of commercial policies to promote the acquisition and retention of high value customers and the steps taken to improve the cost effective running of the business were realised.

Statutory turnover increased by 9% to £3,763m, and service revenue by 12% to £3,525m, compared to 31 March 2001. Data as a percentage of service revenue grew from 7% to 12%, driven by increases in penetration of the customer base and higher usage of SMS text messaging, in addition to the doubling of other data revenues. The rise in SMS has been influenced by new gaming product offers and event driven promotions. Other data revenues have doubled due to the launch of products such as WAP over GPRS, OfficeLive delivering Outlook Services powered by Microsoft Mobile Software, and Vodafone Content Delivery Platform.

The growth in Vodafone UK's statutory operating profit, before goodwill amortisation and exceptional items, accelerated during the second half of the year. The annual growth of 18% was achieved through 9% growth in the first half year and 26% in the second.

Proportionate EBITDA, before exceptional items, increased by 21% to £1,294m, and the proportionate EBITDA margin increased by 3% to 34%.

Vodafone UK's share of mobile service revenue in Oftel's quarterly review stands at 33%, increasing its lead to 5.5% points over the second placed UK network. At 31 March 2002, Vodafone UK had 13,186,000 registered customers, which represents an increase of 7% over 31 March 2001. Of total customer growth, 79% arose from contract customer connections, reflecting the emphasis on connecting higher value customers as net contract customers grew from 4,294,000 to 5,014,000, and contract churn which fell from 30% to 26%. This improved performance reflects the increased focus on retention activities and the continuing impact of network and customer care investment. Prepaid churn increased from 22% to 28%, due to specific focus given to disconnecting inactive customers, who represented 11% of the registered customer base at 31 March 2002. Blended churn increased from 25% to 27%.

Both contract and prepaid ARPU stabilised during the course of the year. ARPU for the contract customer base for the twelve months to 31 March 2002 increased marginally to £555 compared to £550 for the year to 31 March 2001. This movement was in part favourably affected by Vodafone UK developing the ability to accurately allocate inbound calls to contract or prepaid customer segments. ARPU for the prepaid customer base for the twelve months to 31 March 2002 declined from £156 to £118, due, in part, to the allocation of incoming revenues explained above. Both contract and prepaid ARPU also suffered dilution as a result of the migration of higher value prepaid customers to contract tariffs. Compared to 31 March 2001, blended ARPU decreased from £306 to £276. However, current ARPU trends indicate that blended ARPU is stabilising.

The average cost to connect for contract customers rose slightly from £114 for the year to 31 March 2001 to £116, reflecting the impact of the increased proportion of higher value customers connected in the year. The average cost to connect for prepaid customers fell from £53 to £26 for the year to 31 March 2002 as a result of the decision to reduce the distribution incentives to improve the profitability of this market segment.

Vodafone UK continued its investment in network infrastructure to improve network quality and maintain Vodafone's position as the UK's leading network. Vodafone continues to be recognised in Oftel surveys as the leading UK network, with a level of customer satisfaction of 95%. During the year, Vodafone UK successfully delivered a re-balancing of resources into new product development, product management and customer development activities as well as a reduction in headcount of 10%. Other customer focused developments introduced during the year include demonstration bars throughout the retail chain and the first ever mobile phone contact, information and assistance zone at Heathrow Airport.

Other Northern Europe

During 2002 the Group successfully rolled out its rebranding programme, as operations in Ireland, the Netherlands and Sweden migrated to the single Vodafone brand (formerly Eircell, Libertel and Europolitan, respectively). In addition, network partnership agreements were signed with Teledanmark Mobile and Radiolinja to deliver dual-branded products in Denmark and Finland.

The Group's interests in Northern Europe, excluding the UK, reported continued growth in financial performance. Statutory turnover increased by 56% to £1,669m and proportionate EBITDA, before exceptional items, increased by 60% to £970m. While the results of Vodafone Ireland (acquired in May 2001) were included in the Group's results for the first time, underlying EBITDA growth, excluding Ireland, remained high at 32%.

Proportionate EBITDA margin increased from 32% to 35%, demonstrating the effectiveness of the strategic realignment towards acquisition and retention of high value customers and focus on cost efficiencies. In the Netherlands, Vodafone was particularly successful in implementing these strategies and reported an increase in EBITDA margin from 27% to 33% together with a proportionate revenue increase of 17%. In Belgium, Proximus maintained strong EBITDA margin performance and reported a 46% EBITDA margin for the year at the same time as growing EBITDA by 26% year on year.

The registered venture customer base increased by 24% to 22,679,000. Vodafone Sweden, in a competitive market of three operators, increased its customer base by 15% during the year to 1,163,000. Vodafone Sweden's commitment to acquiring and retaining high value customers is demonstrated by a customer market share of 16% and a revenue market share of 25%. Vodafone Ireland confirmed its status as the largest mobile operator in Ireland, maintaining a market share of over 56%, with year end registered customer numbers at 1,704,000, representing growth of 10% since acquisition. In France, SFR customer numbers have also continued to grow strongly with two million net additions, representing a 20% increase in the customer base.

Central Europe

Financial highlights		Year ended 31 March 2002 £m	2001 £m	Increase %
Statutory turnover	- Germany	4,112	4,005	3
	- Other Central Europe	65	26	150
		4,177	4,031	
Statutory total Group operating profit/(loss)[1]	- Germany	1,429	1,085	32
	- Other Central Europe	114	12	850
		1,543	1,097	
Proportionate turnover[2]	- Germany	4,101	4,102	-
	- Other Central Europe	593	221	168
		4,694	4,323	
Proportionate EBITDA[2] (before exceptional items)	- Germany	1,837	1,421	29
	- Other Central Europe	231	57	305
		2,068	1,478	
Proportionate EBITDA margin[2]	- Germany	45%	35%	
	- Other Central Europe	39%	26%	

(1) – before goodwill amortisation and exceptional items
(2) – comparatives are presented on a pro forma basis for the acquisition of Mannesmann

Germany

The Group's German operations reported strong profit growth and made good progress with a number of corporate initiatives, including rebranding the business from D2 Vodafone to Vodafone. Statutory turnover increased 3% to £4,112m, as a 5% increase in service revenues was partly offset by the reduction in equipment revenues as a result of the lower customer growth, particularly in the prepaid customer segment. Service revenues were boosted by the continued growth in messaging and data revenues, which increased 18% in the period and now represent 14% of total service revenues. Total Group operating profit, before goodwill amortisation and exceptional items, increased 32% to £1,429m, principally as a result of the increased service revenues, and reduction in equipment subsidies and lower connection commissions.

The proportionate EBITDA margin increased from 35% to 45%, and Vodafone remains the most cost efficient and profitable mobile network operator in Germany.

The record customer growth experienced in the year ended 31 March 2001 was not repeated in this financial year as the change in focus towards acquiring high value customers and customer retention initiatives impacted on total growth. Vodafone Germany ended the period with a registered customer base of 21,489,000, an increase of over 2% compared to the previous period, as the contract customer base increased by 9% to represent 43% of the total. This was partially offset by the effect of increased blended churn rates from 11% to 23% as inactive prepaid customers were removed from the customer base. Contract churn moved from 19% to 18%, whilst prepaid churn moved from 4% to 27%.

Both contract and prepaid ARPU declined compared to the previous year, falling from €611 to €559 and from €151 to €110, respectively. Blended ARPU decreased from €378 to €298. However, ARPU over the past twelve months has stabilised. Following the reduction in equipment subsidies and reduced commissions, the total average cost to connect reduced to €81, with the cost to connect for prepaid customers reducing to €24. The cost to connect for contract customers decreased to €156.

Other Central Europe

The Group's other interests within Central Europe also had a successful financial year, with all the Group networks increasing their registered customer bases and making good progress with strategic initiatives. The results also benefited from inclusion of a full year's results from Swisscom Mobile.

The operations within Other Central Europe ended the period with a registered customer base of 7,599,000 customers, an increase of 23% since 31 March 2001. In Hungary, the mobile telecommunications market grew significantly in the period, with penetration rates increasing from 34% at March 2001 to 52% at March

2002. Vodafone Hungary benefited from this increase, more than doubling its registered customer base to 556,000 and increasing its market share in the period. Of the closing registered customer base, over 91% are connected to prepaid tariffs.

In Poland, Polkomtel consolidated its position as the second largest of three operators in terms of registered customers. Polkomtel has continued to focus on high value customers and remains extremely competitive in the corporate segment. As a result, Polkomtel is the leader in the Polish market in terms of blended ARPU. At 31 March 2002, 55% of the total registered customer base were contract customers. The Polish market continues to offer excellent growth potential as market penetration, at 28%, remains one of the lowest in Europe.

Swisscom Mobile retained its leadership position in the highly penetrated Swiss market, with an estimated market share of 67%, and continued its focus on the retention of high value contract customers. During the period, Swisscom Mobile completed a review of its tariff structures and increased its registered customer base by 114,000. In September 2001, Vodafone made the final payment of CHF2.3 billion (£1 billion) in respect of the acquisition of its interest in Swisscom Mobile in cash.

Southern Europe

Financial highlights		Year ended 31 March 2002 £m	2001[3] £m	Increase %
Statutory turnover	- Italy	3,711	2,967	25
	- Other Southern Europe	3,032	1,512	101
		6,743	4,479	
Statutory total Group operating profit[1]	- Italy	1,267	1,015	25
	- Other Southern Europe	805	434	85
		2,072	1,449	
Proportionate turnover[2]	- Italy	2,838	2,323	22
	- Other Southern Europe	2,271	1,198	90
		5,109	3,521	
Proportionate EBITDA[2] (before exceptional items)	- Italy	1,295	1,048	24
	- Other Southern Europe	836	402	108
		2,131	1,450	
Proportionate EBITDA margin[2]	- Italy	46%	45%	
	- Other Southern Europe	37%	34%	

(1) – before goodwill amortisation and exceptional items
(2) – comparatives are presented on a pro forma basis for the acquisition of Mannesmann
(3) – comparatives have not been restated for the effect of a change in the accounting for distributor discounts on prepay top-up cards

Italy

During the year ended 31 March 2002, Omnitel Vodafone improved its financial performance. Statutory turnover, which in 2002 includes distributor discounts on prepay top-up cards, increased by 25% to £3,711m. Service revenues grew 27% to £3,547m, principally as a result of the increase in the average customer base. On a comparable basis, statutory turnover and service revenues grew by 20% and 22% respectively. Data revenues increased 83%, and now account for 9% of service revenues, primarily due to the increase in SMS text messaging, reflecting successful promotional activities and the introduction of interconnection charges for SMS traffic. Proportionate EBITDA, before exceptional items, increased by 24% to £1,295m. Adjusting the turnover for 2001 onto a comparable basis for distributor discounts on prepay top-up cards, the proportionate EBITDA margin, before exceptional items, increased from 43% to 46%, largely as a result of revenue growth combined with the continued focus on controlling acquisition and retention costs and operating expenses.

Omnitel Vodafone has maintained its position as the second largest operator in the 90% penetrated Italian mobile market, increasing its registered customer base by 13% to 17,711,000. The blended churn rate for the year increased from 14% to 19% at 31 March 2002, in line with expectations given the level of customer acquisition experienced over the past few years. However, the implementation of company loyalty programmes, with an enrolled customer base of 6,900,000 subscribers, and which have successfully targeted high value customers, resulted in ARPU stabilising and confirmed Omnitel Vodafone's customer satisfaction leadership position.

Blended ARPU, after adjusting the previous period's ARPU to include distributor discounts on prepay top up cards within service revenues, slightly decreased from €352 to €345 for the year. Contract ARPU increased from €756 to €769, while prepaid ARPU remained relatively stable during the year despite the voluntary reduction in fixed-to-mobile rates. The average cost to connect for customers, already very low in Italy, slightly declined from €37 to €35.

In June 2002, Omnitel Vodafone will be renamed Vodafone Omnitel and will migrate to the Group's red, SIM-shaped logo, whilst retaining the Omnitel name.

Other Southern Europe

The Group's rebranding programme was successfully rolled-out across the other operations within Southern Europe, with Airtel, Panafon Vodafone and Telecel Vodafone all migrating to the single Vodafone brand during the period.

The Group's other interests within Southern Europe showed good progress and include the effect of stake increases in Airtel, Spain, which increased from 73.8% to 91.6% during the period. Proportionate EBITDA, before exceptional items, more than doubled to £836m.

Excluding Italy, the Southern Europe Region ended the period with a registered venture customer base of 16,211,000 customers, an increase of 21% since 31 March 2001. In Spain, Vodafone's venture customer base increased by 11% to 7,905,000 and registered strong EBITDA growth due to a combination of increased service revenues, significant decreases in customer acquisition costs and improved operational efficiency. In March 2002, Vodafone Spain lowered its prepaid and contract tariffs as part of its plans to strengthen the business and increase its commercial effectiveness.

In Greece, Vodafone continued to achieve satisfactory results despite a reduction in contract tariffs in July 2001, as a result of continued competitive pressures. The 2002 financial year also saw the completion of the acquisition of two service providers by Vodafone Greece, Unifon and NextNet, giving Vodafone an extensive nationwide network of retail outlets in Greece that services over 86% of the registered customer base. Extra GSM spectrum was also acquired during the period allowing Vodafone the opportunity to further improve the quality of service for its customers.

In Portugal, Vodafone maintained its position as the second largest operator, increasing its customer base by 15% to 2,838,000 at 31 March 2002.

Vodafone Albania achieved a positive EBITDA result after operating for only eight months, making it one of the fastest mobile start-ups to pass a break-even position in Europe. Operations in Malta and Romania achieved satisfactory results both in terms of customer growth and profitability.

AMERICAS

Financial highlights		Year ended 31 March 2002 £m	2001 £m	Increase %
Statutory turnover	- Verizon Wireless	-	-	
	- Other Americas	12	9	33
		12	9	
Statutory total Group operating profit[1]/(loss)	- Verizon Wireless	1,332	1,288	3
	- Other Americas	(15)	(51)	
		1,317	1,237	
Proportionate turnover	- Verizon Wireless	5,475	4,901	12
	- Other Americas	163	107	52
		5,638	5,008	
Proportionate EBITDA (before exceptional items)	- Verizon Wireless	1,889	1,673	13
	- Other Americas	18	(46)	
		1,907	1,627	
Proportionate EBITDA margin	- Verizon Wireless	35%	34%	
	- Other Americas	12%	(42%)	

(1) – before goodwill amortisation and exceptional items

Verizon Wireless

Verizon Wireless is the leading mobile telecommunications provider in the United States, a highly competitive marketplace, which currently consists of six nationwide competitors and a number of regional and smaller rural carriers. During the period, proportionate turnover increased 12%, principally reflecting increases in the customer base and average use, coupled with the effects of continued analogue to digital base migrations. Service revenue increased 19% for the year to 31 March 2002.

Due to the economic slowdown in the US, net customer growth has slowed considerably from prior years. However, Verizon Wireless increased its customer base by 9% over the period and ended the year with a registered customer base of 29,585,000, of whom 94% were on contract plans.

Verizon Wireless was the first major US carrier to launch CDMA2000 1XRTT technology in major metropolitan markets which, including additional markets activated in April and May 2002, brings total coverage to 130 million people - 60% of the Verizon Wireless national footprint. The service, branded Verizon Wireless Express Network, increases the capacity of the network without the need for additional spectrum and also offers higher data rates.

The migration to digital price plans has helped to reduce the effect of competitive pressures on blended ARPU, which increased from $551 to $576 for the twelve months ended 31 March 2002. Also, in August 2001, Verizon Wireless launched a new digital "Free-Up" prepaid programme. Roaming revenues declined in the second half of the year, principally due to the reduction of travel within and to the United States in the wake of September 11. Successful intercarrier roaming rate renegotiations which reduced both roaming revenues and roaming cost of service year on year also contributed to the decline. The average cost to connect increased from $138 to $150 per gross additional customer as a result of increased equipment subsidies and trade commissions. Annualised blended churn decreased from 31% to 29% due to the company's churn management programmes.

Verizon Wireless was the winning bidder for 113 licences in the Federal Communications Commissions (FCC's) spectrum auction. However, these licences were then subject to litigation and whilst negotiations between NextWave, the FCC and winning auction bidders (including Verizon Wireless) did initially produce a settlement, this was not ratified by US Congress. Verizon Wireless subsequently filed a suit against the FCC to argue that the FCC should immediately return the $1.7 billion which Verizon Wireless paid as a deposit towards the full payment of the licences. On 29 April 2002, it was announced that the US Government had repaid $1.5 billion of the deposit to Verizon Wireless. The resolution of the applications for these licences remains a matter to be considered by the US Supreme Court following a petition by the FCC, a ruling for which is not expected until at least Spring 2003.

In February 2002, Verizon Wireless announced plans to move to a more streamlined organisational structure including a reduction in the number of its employees.

Other Americas

Grupo Iusacell currently provides wireless services in seven of Mexico's nine regions, covering a population of 90 million people and representing approximately 90% of the country's total population. Roaming is provided in the two remaining regions. Currently, market penetration in Mexico is 22%.

Mexico's cellular market has continued to expand, with customer growth largely driven by prepaid products. At 31 March 2002, Iusacell had 1,995,000 registered customers, an increase of almost 13% since the date of acquisition. Of the total registered customer base, 81% were prepaid customers.

During the year the Group restructured its Globalstar service provider operations in North America. As part of an arrangement with Globalstar LP, the Group entered into an agreement for the sale of a portion of the Group's equity stake in Globalstar LP and its Globalstar service provider businesses in the US, Canada, the Caribbean and other miscellaneous undeveloped territories for a nominal consideration. The finalisation of the sale of the US and the Caribbean businesses is awaiting appropriate regulatory approvals.

ASIA PACIFIC

Financial highlights		Year ended 31 March 2002 £m	2001 £m	Increase %
Statutory turnover	- Japan	3,323	-	-
	- Other Asia Pacific	749	713	5
		4,072	713	
Statutory total Group operating profit(1)	- Japan	523	140	274
	- Other Asia Pacific	66	65	2
		589	205	
Proportionate turnover	- Japan	4,397	1,897	132
	- Other Asia Pacific	976	874	12
		5,373	2,771	
Proportionate EBITDA (before exceptional items)	- Japan	991	360	175
	- Other Asia Pacific	330	227	45
		1,321	587	
Proportionate EBITDA margin	- Japan	23%	19%	
	- Other Asia Pacific	34%	26%	

(1) – before goodwill amortisation and exceptional items

Japan

Proportionate turnover for Japan has substantially increased from the prior year, reflecting the increases in the Group's effective ownership in J-Phone during the last two financial years. The results of J-Phone have been fully consolidated from 12 October 2001. Previously J-Phone had been accounted for as an associated undertaking. Further details of the transactions completed during the year ended 31 March 2002 can be found on page 20. Post tender offer, J-Phone was rebranded and now operates as J-Phone Vodafone.

Penetration in the Japanese cellular market reached 54% by the end of March 2002. J-Phone Vodafone consistently captured market share, with 2,219,000 net customer additions recorded in the period. This has resulted in J-Phone Vodafone becoming the second largest operator in Japan at 31 March 2002. One of the key drivers of this growth has been the success of J-Phone Vodafone's "sha-mail", the popular picture-messaging service for customers with camera-enabled handsets. To ensure such growth continues, further enhancements have been made recently, in particular the launch of the video clip message service "movie sha-mail". Customers using sha-mail now account for one-third of J-Phone Vodafone's total customer base.

The sha-mail service is part of a sophisticated mobile interactive service, J-Sky. As of March 2002, 82% of J-Phone Vodafone's customer base subscribed to the J-Sky service.

The success of sha-mail has also resulted in a further increase in data and SMS revenue as a percentage of total service revenues, which increased from 11% in April 2001 to 20% in March 2002, as it attracted new customers and increased usage amongst existing customers. However, blended ARPU declined in the period from ¥105,971 to ¥91,903, mainly attributable to reductions in mobile to mobile connection fees. Total average costs to connect reduced from ¥39,047 to ¥34,145 following a reduction in acquisition incentives and equipment subsidies.

With control over the J-Phone Group passing to Vodafone on 12 October 2001, and the merger of the J-Phone operating companies to create a single structure completing on 1 November 2001, the Group has taken immediate steps to increase the operating efficiency of the company and implement the Group's standards of internal control. New senior management have been appointed and an in depth review of many aspects of J-Phone Vodafone's operations has commenced. An early benefit of this has been the reduction in capital expenditure for the fiscal year from a budget of ¥592 billion to actual expenditure of ¥348 billion by focusing on 3G investment and therefore limiting the need for investment in 2G infrastructure. J-Phone Vodafone has also benefited from an improved purchasing position as a member of the Vodafone Group.

Other Asia Pacific

Statutory turnover from the operations in the Other Asia Pacific region, which relates to the Group's Australian and New Zealand operating companies, increased by 5% to £749m during the year ended 31 March 2002. Proportionate EBITDA, before exceptional items, increased by 45% to £330m, including a first full-year contribution from China Mobile (Hong Kong) Limited. The proportionate EBITDA margin improved from 26% to 34%.

In Australia, Vodafone faced particularly challenging market conditions, with customer growth slowing from the levels experienced in previous years. To address these challenges, the Australian business was restructured to improve operational efficiency and this has involved significant reductions in both capital and operating expenditure, including a 28% reduction in the workforce. The business also took positive action to churn inactive customers and lead the Australian market in announcing a phasing-out of equipment subsidies, including the introduction of the no plans™ tariff. Notwithstanding these challenges, proportionate EBITDA growth of 15% and net customer growth of 35,000 was achieved as the business continued to focus on active customers and acquiring high-value customers. Blended ARPU did decline over the period from AUS$796 to AUS$688. However, recent monthly trends indicate ARPU stabilisation, with particular increases in SMS and data revenues.

In New Zealand, strong growth continued with a 49% increase in EBITDA and a 5% point improvement in EBITDA margin with the business focusing on controlling costs whilst growing revenues by 30%. Registered customer numbers increased 23% to 1,095,000, which was achieved despite the business taking steps to reduce equipment subsidies. Total blended ARPU, although declining from NZ$731 to NZ$636, showed signs of stabilising in recent months with increases in SMS and data revenues.

In Fiji, despite poor economic conditions, strong results were achieved, with 69% growth in EBITDA, an 11% point improvement in EBITDA margin, 36% growth in revenue and a 47% increase in customer numbers.

China Mobile (Hong Kong) Limited increased its registered customer base by 22,402,000 during the year ended 31 March 2002, with prepaid customers representing 93% of net additions. As a result, China Mobile (Hong Kong) Limited now has more prepaid customers than contract customers. The trend towards prepaid customers resulted in a reduction in monthly ARPU to Rmb 135. However, EBITDA margins were maintained as a result of savings on leased line expenses, interconnect charges and continued improvements in operating efficiency. SMS usage volumes continued to grow strongly with 6.1 billion messages sent in 2001 alone, an almost fourteen fold increase over the previous year.

The Group's working relationship with China Mobile (Hong Kong) Limited was further strengthened during the period as both parties established working groups to share and develop best practice. Furthermore, in January 2002, the Group made a $35 million investment to acquire a 9.99% investment in Aspire Holdings, China Mobile (Hong Kong) Limited's subsidiary set up to develop its mobile internet service delivery platform and take responsibility for wireless data research and development. In May 2002, the Group announced that it plans to invest a further $750 million to increase its stake in China Mobile (Hong Kong) Limited to approximately 3.27%, gain the right to appoint a non-executive director to the China Mobile (Hong Kong) Limited board and receive future cash dividends on its investment.

MIDDLE EAST AND AFRICA

Financial highlights	Year ended 31 March 2002 £m	2001 £m	Increase/ (decrease) %
Statutory turnover	306	308	(1)
Statutory total Group operating profit(1)	161	213	(24)
Proportionate turnover	488	448	9
Proportionate EBITDA (before exceptional items)	211	227	(7)
Proportionate EBITDA margin	43%	51%	

(1) - before goodwill amortisation and exceptional items

In Egypt, Vodafone maintained strong customer growth with a 47% increase in customers to 1,718,000. The proportionate EBITDA margin remains high at 39% despite the challenging conditions created by the Egyptian pound's devaluation.

In South Africa, Vodacom achieved further growth, with a 28% increase in customer numbers. Proportionate turnover grew by 7% as underlying turnover growth of 34% was largely offset by a weakening of the South African Rand. Vodacom continued to expand into Africa and in December 2001, formed a joint venture in the Democratic Republic of the Congo.

Safaricom continued to perform well in its second year of operation in Kenya. Customer numbers have shown a year on year growth of 368%, giving Safaricom a market share of 58%.

Other Operations

The Group's other operations mainly comprise interests in fixed line telecommunications businesses, including Arcor in Germany, Japan Telecom, Cegetel in France and Vodafone Information Systems (formerly Vodafone Telecommerce), an IT and data services business based in Germany, as well as the Group's 50% interest in Vizzavi Europe, the Group's joint venture with Vivendi Universal.

Statutory turnover for the Group's other operations for the year to 31 March 2002 increased to £2,103m, from £953m in the comparable period, primarily due to the inclusion of the Group's interest in Japan Telecom, which was acquired on 12 October 2001. Proportionate EBITDA, before exceptional items, increased by £218m to £191m in the year ended 31 March 2002, primarily as a result of the inclusion of Japan Telecom.

Arcor

Arcor provides fixed network services in Germany and has retained its position as the leading private operator and the strongest competitor to Deutsche Telekom with a total market share of more than 6%, which equates to 40% of the total alternative German fixed line operator market share. Arcor's statutory turnover for the year increased by £23m to £953m. During the period, Arcor saw its contract voice customer base increase by 7% to 2.4 million customers. Traffic volumes increased by 30% to over 21 billion minutes. However, the effect of these increases was almost entirely offset by tariff reductions, reflecting the competitive environment.

In January 2002, a contract between Arcor and Deutsche Bahn AG to carve out Arcor's railway specific telecommunication and service business into a new company was signed, and the sale completed in April 2002. See page 21 below for further details. Arcor also disposed of its point to multipoint business, Arctel, increased its shareholdings in the three existing city carriers ISIS, WÜcom and Netcom and concluded the integration of the o.tel.o business into its operations with a view to realising future cost synergies.

Japan Telecom

The fixed line operations of Japan Telecom continue to face a very competitive environment, following the lifting of restrictions on market entry. In particular, with the new carrier designation service "My-Line", which enables customers to pre-select their local or long-distance carrier, having been introduced in May 2001, maintaining market share in the consumer voice segment has been challenging. In response, Japan Telecom has been focusing on high-growth business opportunities and working to deliver innovative data products and services. Sales of IP data related services for corporate customers have been specifically targeted. Promotion of the next-generation IP network "PRISM" via optical fibres has significantly expanded Japan Telecom's corporate customer base.

Following completion of the Group's tender offer in October 2001, which increased the Group's interest in Japan Telecom to 66.7%, management at Japan Telecom began a corporate wide initiative to identify and refocus Japan Telecom on its core businesses and strengths, reallocate disproportionate resources to the core operations, drive costs out of the business and implement the Group's standards of internal control. Furthermore, to enable the company to quickly support change, the organisational structure of the company is being realigned to centre around three customer facing business units and ensure a swifter and more focused decision making process that will better serve customers. Japan Telecom also intends to further strengthen senior and mid-level management.

Others

Cegetel is the second largest fixed line operator in France. The company offers broadband services in addition to fixed line services. In Germany, Vodafone Information Systems provides a range of services to external customers as well as other Group companies, including billing and IT solutions, m-commerce products and solutions and mobile business services.

STRATEGIC DEVELOPMENTS

Products and services

The Group's global strategy is to provide mobile voice, messaging, business, information and entertainment services to its global customer base. One of the ways in which it achieves its strategic objectives is by developing and enabling others to develop a diverse range of compelling services for customers. A comprehensive product and application roadmap governs the development of new services, and the introduction of new network enabling capabilities, which are designed to converge into a highly integrated customer experience.

During the 2002 financial year, a number of significant milestones were achieved which underpin the Group's overall strategy for the development of voice and data-related applications. New voice services, including Eurocall, Virtual Home Environment, assisted roaming and prepaid roaming, were all successfully introduced, enabling the Group to both gain new customers in key market segments and achieve incremental revenue growth from existing customers.

The rollout of the single Vodafone brand has been significantly progressed during the year, with fourteen Group subsidiaries now operating as "Vodafone". Subsidiaries in Italy and Japan currently running with dual brand names are expected to migrate to the single Vodafone brand within the next year. With most of the Group now operating as "Vodafone", it is important that the Group generates and enhances global awareness of the single brand and its values. Accordingly, during the year, Vodafone's first ever global advertising campaign, "How are you?", was successfully launched in most of the single branded markets. This included advertising campaigns designed to support the Group's global product strategy, targeted particularly at high value business roaming customers. To drive global brand awareness further, Vodafone became a principal sponsor of the Ferrari Formula One motor racing team. The Ferrari sponsorship supports our brand positioning and serves as a communications platform for increasing usage of services. It also serves as a strong focal point for internal staff programmes.

The strength of the Vodafone brand led to partner agreements with two networks, Radiolinja, the leading private mobile operator in Finland, and Teledanmark, the leading Danish integrated operator. Under the terms of these agreements, the partner networks promote Vodafone roaming services under a dual brand to their international travellers and corporate customers. Vodafone customers will also recognise Radiolinja and Teledanmark as trusted partners and will enjoy from them services with the same look and feel that they already receive from other Vodafone networks across Europe. The agreements also extend the Group's global footprint without equity investment and prove the remarkable strength of the brand as well as the global service set.

With GPRS networks (or their equivalent) now open for service in all the Group's major markets, providing an enhanced foundation for a variety of additional services previously unavailable to customers, the Group's focus will continue to be the rolling-out of compelling applications to appeal to its global customer base. In March 2002, the Group became the first mobile operator to offer a commercial GPRS data roaming service across twelve European countries.

Products now being offered by the Group include innovations such as location based services which have been developed as a Group-wide standard. In Germany, the location based service allows customers to, amongst other things, access information about nightlife in their current location and has been recognised as being the best new location based service in Germany. In other parts of the Group, location based services are also being marketed as fleet management tools. New SMS-based services are now available, such as "Mplay" in Italy, offering improved "chat" and "games" functionality, with others planned for future launch following the signing of agreements with selected partners to provide premium content services via SMS. Other services also include mobile payment facilities, including credit card authorisation functionality, unified messaging, which has been launched in six European countries to date, and more generic services to allow customers to access the Internet either through their handset, PDA or laptop computer.

For the corporate customer, the Group offers services that provide mobile access to corporate intranets and office-based applications at speeds typically faster than those available through standard fixed telephone lines. In the UK, Office Live promotes remote PDA based access to corporate e-mail and in America, Verizon Wireless is currently conducting trials of its next generation services which allow more secure and faster access to corporate intranets. Similar services, targeted specifically at business users, are also available in other Group networks.

Over the course of the next few months, the Group intends to build upon these new products and services by offering an extended range of applications to customers. This will include picture messaging and the availability of camera-phones in the Group's European markets, building on the success of J-Phone Vodafone's "sha-mail" service in Japan and camera-phones. Vodafone in Germany and Portugal are already offering initial picture messaging services.

In January 2002, a revised business and operational model for the Vizzavi joint venture was agreed, focusing on content services for the mobile customer base with a view to increasing customer usage and revenue. At 31 March 2002, Vizzavi's registered user base was 7.5 million, compared with 0.7 million at 31 March 2001. The creation of new services and applications will also be supported by the Group's global developer programme, "Via Vodafone", which provides the framework for developers to create mobile applications and market them to the Group's customer base using web-based interfaces providing access to the core network services.

The development of the Group's 3G networks is an important element of the Group's strategy to further enhance voice and data revenue. 3G networks offer significantly increased spectrum capacity, allowing the Group to continue to grow both its customer base and also the volume of services and product functionality. 3G networks will also be more capital efficient than GSM networks, which should lead to further improvements in the Group's capital intensity ratio, allowing for increased free cash flow generation.

A key objective is to make new services available on an end-to-end basis and implement technologies which give a consistent level of service quality across the Group's global footprint. Accordingly, the Group has developed a technology roadmap which is setting guidelines for the optimum deployment of future network resources, complementing the newly launched GPRS data services with 3G technology. In order to achieve a successful delivery of 3G capability, a global 3G programme management organisation has been put in place. Central to this programme are the close relationships with key infrastructure suppliers. The Group has only four suppliers of 3G infrastructure to give greater focus, reduce complexity and also ensure timely delivery.

All of the services to be offered over GPRS will seamlessly function in a 3G environment, making the transition to 3G a straightforward and evolutionary step for customers. The extra capacity that 3G provides will also allow additional services to be offered such as streaming and download for video, film and other services which require the transfer of data at higher speeds, as well as video telephony and interactive gaming. In Japan, for example, J-Phone Vodafone has already extended its popular "sha-mail" service to offer a video-clip messaging service - "movie sha-mail".

At 31 March 2002, 3G licences have been secured or, in the case of Vodafone Ireland are expected to be secured, in all the territories in which the Group operates and in which such licences have been offered. Accordingly, over the course of the next 18 months the Group intends to open for service 3G networks in its major markets, with J-Phone Vodafone expected to be the first to open in June 2002. J-Phone Vodafone's 3G network will be compatible with international global standards, opening up seamless international roaming into and out of Japan for the first time. The Group's main European markets are expected to follow suit later in the year. Initially, 3G networks will be opened to conduct a series of "friendly-user" trials, leading up to full-scale roll-out following completion of user product acceptance testing.

The Group's work in relation to the development of products and services, the rollout and management of the Group's brand and other significant commercial initiatives are increasingly managed on a global basis to secure the synergies that can be derived from the Group's scope and scale.

The Group's global account management team forms relationships with customers who have a significant requirement for multi-national business. The Group's global account strategy has secured multi-national business with a broad base of customers including KPMG, Deloitte & Touche, Unilever, Chubb and Henkel. The global account strategy is enhanced by Vodafone's commitment to use systems integrators to develop corporate solutions.

The globalisation of the Group's network infrastructure purchasing relationships, including more than twenty operating companies in which the Group has an interest, is well advanced. Areas covered include network infrastructure, handsets, IT, interconnect and indirect expenditure. This process is yielding significant purchasing synergy benefits and provides for a co-ordinated approach to the roll-out of 3G networks and associated products and services.

Vision and Values

In November 2001, the Group announced the launch of a major Vision and Values programme with the aim of developing a single culture based around common values and achieving employee behaviour that reflects a 'one company' attitude and supports the values behind the single global brand.

The Group's vision is to be the world's mobile communications leader – enriching customers' lives, helping individuals, businesses and communities be more connected in a mobile world. The creation of the unified culture is being supported through a set of Vodafone values centred on customers, results, our people and the world around us.

The Board is committed to this programme and places a high priority on effective employee communications to ensure employees both understand the Company's strategy and are also committed to Vodafone's Vision and Values. Accordingly, during the twelve month period ended 31 March 2002, both the Chief Executive and the Group Chief Operating Officer have personally led the roll-out of this programme which will cover all the Group's operating companies, involving over 67,000 employees.

Investing in the Group's employees through learning and development continues to be an important element of the Vision and Values programme, ensuring the future success of the Group. Policies to assist employees in reaching their full potential and a wide variety of learning opportunities are in place. Furthermore, programmes are provided to help employees meet the training requirements of their chosen professional institution, thereby continuing to raise the level of professionalism in the Group.

Corporate Social Responsibility

The Board places significant importance on environmental and community issues and has already been recognised as taking a leading position on environmental and community issues through its inclusion in both the FTSE4Good and the Dow Jones Sustainability indices.

The Group understands concerns about the potential health risks arising from electromagnetic fields emitted by mobile telecommunications masts and handsets and is committed to funding research into the radio frequency emissions from both handsets and network infrastructure alike. Across the Group, radio frequency emission levels from base stations are independently monitored, with information made publicly available through planning processes and, in certain cases, dedicated websites. The Group has also committed funds to country-specific research projects and contributes to the funding of several research projects of the World Health Organisation, as well as contributing to other national organisations. Current scientific research continues to conclude that exposure to the radio frequency emissions from telecommunications masts and handsets does not cause any adverse health consequences. However, research into this area is continuing.

During the year the Group has made significant progress with its Corporate Social Responsibility (CSR) initiatives, building on the commitments made in its first ever CSR report, Vodafone future, published in June 2001. The Group's 2000/2001 CSR report can be found on the Group's website www.vodafone.com/about/responsibility.htm. The Group's 2001/2002 CSR report will be available on request or on the Group's website from 13 June 2002.

FINANCIAL UPDATE

Profit and loss account

Total Group operating profit / loss

Total Group operating profit, before goodwill amortisation and exceptional items, increased 35% from £5,204m to £7,044m, comprising £6,438m from continuing operations and £606m in respect of the acquisitions made during the year. Excluding the growth arising from acquisitions in the year to 31 March 2002, the growth from continuing operations on the comparable period was 24%.

Total Group operating loss, after goodwill amortisation and exceptional items, increased to £11,834m (31 March 2001: £6,989m), primarily as a result of the charge for amortisation of goodwill of £13,470m (31 March 2001: £11,873m) and exceptional operating costs of £5,408m (31 March 2001: £320m). Total Group operating loss for the comparable period to 31 March 2001 has been restated, following the adoption of FRS 19, resulting in a £9m reduction to the charge for goodwill amortisation.

Amortisation of goodwill
The increase in the goodwill amortisation charge to £13,470m is primarily due to the amortisation of goodwill arising on the acquisitions made in the period, most notably the acquisitions of Eircell, Japan Telecom and the J-Phone Group, and to a full year's charge for amortisation of goodwill in respect of the Mannesmann acquisition. These charges for goodwill amortisation do not affect the cash flows of the Group or the ability of the Group to pay dividends.

Exceptional Items
Exceptional operating costs of £5,408m comprise impairment charges of £5,100m in relation to the carrying value of goodwill for Arcor, Cegetel, Grupo Iusacell and Japan Telecom, and £222m representing the Group's share of exceptional items of its associated undertakings and joint ventures, comprising £107m of, principally, asset write downs in J-Phone Vodafone and £115m of reorganisation costs in Verizon Wireless and Vizzavi Europe Limited. A further £86m of reorganisation costs was also incurred, principally in respect of the Group's operations in Australia and the UK. The prior year exceptional operating charge of £320m primarily comprises impairment charges of £91m in relation to the carrying value of certain assets within the Group's Globalstar service provider business, £85m of reorganisation costs relating to the Group's operations in Germany and the US, and £141m in relation to the Group's share of restructuring costs incurred by Verizon Wireless.

Exceptional non-operating items of £860m include an impairment charge of £900m in respect of the Group's investment in China Mobile (Hong Kong) Limited, a £41m profit on disposal of businesses, principally relating to the reduction in the Group's interest in Vodafone Greece from 55% to 51.9% and a £9m profit on disposal of the Group's investment in the Korean mobile operator, Shinsegi Telecom, Inc. The prior year exceptional non-operating items of £80m comprise predominantly of a profit on termination of a hedging instrument of £261m offset by an impairment charge of £193m in relation to the Group's interests in Globalstar and Shinsegi Telecom, Inc.

In accordance with accounting standards the Group regularly monitors the carrying value of its fixed assets. In November 2001, the review resulted in an impairment charge of £4,750 million. A further review was undertaken at 31 March 2002 at a time when certain companies in the telecommunications sector were showing signs of deteriorating performance in difficult market conditions.

The review assessed whether the carrying value of assets was supported by the net present value of future cash flows derived from assets using cash flow projections for each asset in respect of the period to 31 March 2011.

For mobile businesses, projections reflect investment in network infrastructure to provide enhanced voice services and a platform for new data products and services, enabled by GPRS and 3G technologies, which are forecast to be significant drivers of future revenue growth. Capital expenditure is heaviest in the early years of the projections, but in most countries is expected to fall to below 10% of revenues by the year ended 31 March 2008. Revenue growth is forecast from a combination of new data products and services and strong underlying voice ARPU. Data revenue is expected to increase significantly to 2006 but grow at more modest rates to 2011. Voice ARPU is forecast to benefit from new services and traffic moving from fixed networks to mobile networks and reflects the impact of price declines. Accordingly, the directors believe that it is appropriate to use projections in excess of five years as growth in cash flows for the period to 31 March 2011 is expected to exceed relevant country growth in nominal GDP.

For the years beyond 1 April 2011, forecast growth rates at nominal GDP have been assumed for mobile businesses and below nominal GDP for non mobile businesses. The discount rates for the major markets reviewed were based on company specific pre-tax weighted average cost of capital percentages and ranged from 8.8% to 11.5%.

In respect of the Group's investment in China Mobile (Hong Kong) Limited, the review assessed the carrying value against external analyst market valuations.

The results of the review indicated that, whilst no impairment charge was necessary in respect of the Group's controlled mobile businesses, further impairment charges totalling £1,250m were necessary in respect of non-controlled mobile and non-mobile businesses. This brings the total charge for the year to £6,000m, as detailed below.

Company	Total charge for six months ended 30 September 2001 £m	Additional charge following March 2002 review £m	**Total charge for year ended 31 March 2002 £m**
Arcor	4,000	-	**4,000**
Japan Telecom	-	400	**400**
Cegetel	-	250	**250**
Grupo Iusacell	450	-	**450**
China Mobile (Hong Kong) Limited	300	600	**900**
	4,750	1,250	6,000

Interest

Group interest, excluding the Group's share of the net interest expense of joint ventures and associated undertakings, reduced by £347m from the comparable period to £503m. This reflects the reduction in average net debt, primarily due to proceeds received from the disposal of assets held for resale in the second half of the year ended 31 March 2001. Group interest is covered 16.2 times by Group EBITDA (before exceptional items) plus dividends received from joint ventures and associated undertakings, compared to 6.2 times for the year to 31 March 2001.

The Group's share of the net interest expense of joint ventures and associated undertakings increased from £327m to £342m, primarily due to the Group's share of the interest costs of its recently acquired interest in Grupo Iusacell.

Taxation

Following the adoption of FRS 19 during the period, the effective rate of taxation, before goodwill amortisation and exceptional items, has been restated on a full provision basis for the year ended 31 March 2001 from 33.9% to 37.5%. The adoption of FRS 19 has no impact on Group cash flows. Further information on FRS 19 is provided on page 26. The effective rate of taxation, before goodwill amortisation and exceptional items, for the year ended 31 March 2002, reduced by 1.8% to 35.7%, mainly as a result of a one off German tax refund arising from the distribution of retained earnings.

Exchange rates

The effect of translating the results of overseas subsidiaries, joint ventures and associates at exchange rates prevailing in the year ended 31 March 2001, would have been to increase total Group operating profit, before goodwill amortisation and exceptional items, for the year ended 31 March 2002 by £52m.

Earnings per share

Following the adoption of FRS 19, basic earnings per share, before goodwill amortisation and exceptional items, was restated from 3.75p to 3.54p per ordinary share for the comparative year ended 31 March 2001. Basic earnings per share, before goodwill amortisation and exceptional items, increased 45% from 3.54p to 5.15p for the year ended 31 March 2002.

Basic loss per share, after goodwill amortisation and exceptional items, increased from 16.09p to a loss per share of 23.77p for the period to 31 March 2002. The loss per share of 23.77p includes a charge of 19.82p per share (31 March 2001: 19.32p per share) in relation to the amortisation of goodwill and a charge of 9.10p per share (31 March 2001: 0.30p per share) in relation to exceptional items.

Dividends

In considering the level of dividend to declare and recommend, the Board takes account of the outlook for earnings growth, operating cash flow generation, capital expenditure requirements and the possibilities for debt reductions and share buy-backs. In the current circumstances the Board believes a 5% increase in the dividend to be appropriate and, accordingly, it has proposed a final dividend of 0.7497 pence per share, producing a total for the year of 1.4721 pence per share.

The record date for the final dividend is 7 June 2002, the ex-dividend date is 5 June 2002 and the dividend is payable on 9 August 2002. The Company has withdrawn the Scrip Dividend Scheme and introduced a Dividend Reinvestment Plan in its place. The last date for elections or variations to mandates under the Dividend Reinvestment Plan is 19 July 2002, being fifteen working days before the dividend payment date.

Cash flows and funding

During the year ended 31 March 2002, the Group generated £2,365m of free cash flow. This comprised £8,102m in cash from operating activities, representing a 77% increase, plus dividends from joint ventures and associated undertakings of £139m and dividends from investments of £2m, offset by payments of £545m in respect of taxation, £854m of interest on Group debt, £84m of dividends paid to minority shareholders in subsidiary undertakings and net capital expenditure of £4,395m in respect of intangible and tangible fixed assets.

The Group also invested a net £6.1 billion in merger and acquisition activities, an analysis of which is shown below:

	Impact on net debt £ billion
Acquisition of 21.7% of Japan Telecom and consolidation of acquired debt	7.3
Stake increases in Airtel, Japan Telecom and J-Phone	6.4
Second tranche of Swisscom Mobile consideration	1.0
Acquisition of interest in Grupo Iusacell	0.7
Disposal of Arcor DB Telematic GmbH	(0.7)
Disposal of remaining interest in Atecs Mannesmann AG	(2.2)
France Telecom receivable monetisation	(2.9)
Ordinary share placing	(3.5)
	6.1

As a result of the positive free cash flow and merger and acquisition activity above, plus a further £1 billion of dividend payments, the Group's consolidated net debt position at 31 March 2002 increased to £12,034m, from £6,722m at 31 March 2001, representing approximately 14% of the Group's market capitalisation at 31 March 2002, compared with 5.4% as at 31 March 2001. A further analysis of net debt can be found in Note 8 on page 29.

The Group remains committed to maintaining a strong financial position as demonstrated by credit ratings of P-1/F1/A-1 short-term and A2/A/A long-term from Moody's, Fitch Ratings and Standard and Poor's, respectively.

The Group's credit ratings enable it to have access to a wide range of debt finance including commercial paper, bonds and committed bank facilities. The Group currently has dollar and euro denominated commercial paper programmes for US$15 billion and £2 billion, respectively, which are used to meet short-term liquidity requirements. In addition, the Group has a US$13.7 billion (£9.6 billion) committed bank facility, which may be extended for one year from June 2002, and a ¥225 billion (£1.2 billion) term credit facility, which matures in January 2007 and which is available for drawing until 28 November 2002. The Group also has approximately £11.6 billion (pounds sterling equivalent) of capital market debt in issue, with maturities from July 2002 to February 2030 and other term loans of £2 billion. At 31 March 2002, no amounts had been drawn under either bank facility.

Equity shareholders' funds

Total equity shareholders' funds decreased from £145,007m (restated for FRS 19) at 31 March 2001 to £130,573m at 31 March 2002. The decrease comprises the loss for the period of £16,155m (after goodwill amortisation of £13,470m and impairment charges of £6,000m), dividends of £1,025m, net currency translation losses of £2,263m and a £978m reduction in amounts in relation to shares to be issued for the acquisition of an interest in Swisscom Mobile which was subsequently settled in cash. This was offset by the issue of new share capital of £5,984m, primarily in relation to the acquisition of Eircell and the £3.5 billion share placing during the period.

TRANSACTIONS

The following significant transactions were undertaken by the Group in the year ended 31 March 2002:

Acquisitions

Australia – acquisition of minority interest stake in Vodafone Pacific
On 22 June 2001, the Group announced that it had acquired an interest in 97.8% of the share capital of Mobile Communications Holdings (MCH) and, in accordance with the terms of the agreement, has since compulsorily acquired the remaining MCH shares. As a result of the transaction the Group's effective interest in its Australian operations increased from 91% to 95.5%.

Greece – acquisition of Unifon and NextNet
On 11 May 2001, Vodafone Greece increased its shareholding in Unifon SA, one of its service providers, from 19.6% to 100%. The acquisition was funded through the issue of new shares, as a result of which the Group's ownership interest in Vodafone Greece was reduced from 55% to 52.8%. Subsequent to this, Vodafone Greece acquired another service provider, NextNet, for shares, further reducing the Group's ownership interest to 51.9%.

Ireland – acquisition of 100% shareholding in Eircell
The offer for Eircell was declared unconditional on 14 May 2001 following the receipt of valid acceptances representing approximately 79.6% of the total shareholding in Eircell. The offer remained open for acceptance until 27 May 2001 and, in accordance with Eircell's Articles of Association, all of Eircell's shareholders were deemed to have accepted the offer at that date. The Company issued approximately 1,046 million new ordinary shares to shareholders in consideration for their ownership interests.

Japan – increased stakes in Japan Telecom and the J-Phone Group
On 12 April 2001, following the second payment of Yen 125.1 billion (£0.7 billion), the acquisition of a 15% stake in Japan Telecom from West Japan Railway Company and Central Japan Railway Company was completed. The initial payment of Yen 124.6 billion (£0.7 billion) was made on 31 January 2001. On 27 April 2001, the Group completed the acquisition of a further 10% stake in Japan Telecom from AT&T for a cash consideration of $1.35 billion (£0.9 billion).

On 2 May 2001, Vodafone announced that it had agreed to acquire BT's ownership interests in Japan Telecom and the J-Phone Group for a total cash consideration of £3.7 billion. The acquisition of BT's interests in Japan Telecom and J-Phone Communications Co. Ltd was completed on 1 June 2001, and the acquisition of BT's interests in the operating subsidiaries of J-Phone Communications was completed on 12 July 2001.

On 20 September 2001, the Group announced an agreed tender offer to acquire up to 693,368 Japan Telecom ordinary shares, representing 21.7% of the ordinary shares of Japan Telecom, for a total cash consideration of up to Yen 312 billion (£1.8 billion). The offer successfully completed on 12 October 2001.

As a result of these transactions, Vodafone's shareholding in Japan Telecom has increased to 66.7%, and the Group's effective interest in the J-Phone Group is now approximately 70%.

Mexico – acquisition of an interest in Grupo Iusacell
On 4 April 2001, the Group completed its acquisition of a 34.5% stake in Grupo Iusacell, S.A. de C.V., the second largest mobile operator in Mexico, for a cash consideration of $973m (£0.7 billion).

Spain – increased stake in Airtel Móvil S.A.
The Group increased its interest in Airtel Móvil S.A. to 91.6% with the acquisition of BT's 17.8% shareholding for a cash consideration of £1.1 billion. The transaction completed on 29 June 2001 following the receipt of regulatory approval.

Disposals

Austria – disposal of tele.ring
On 8 May 2001, the Group announced that agreement had been reached to sell its 100% equity stake in the Austrian telecommunications company, tele.ring Telekom Service GmbH. The transaction completed on 29 June 2001, following receipt of regulatory approval.

Germany – disposal of Arcor rail business
On 25 January 2002, the Group announced that Arcor, the Group's German fixed line business, had agreed to sell its railway specific businesses to the German rail operator Deutsche Bahn for €1.15 billion (£713 million).

Germany – disposal of 50% plus 2 shares stake in Atecs Mannesmann AG
On 17 April 2001, the Group announced the completion of the disposal of a 50% plus 2 shares stake in Atecs Mannesmann AG, following approval from the relevant European and US regulatory authorities. On 15 January 2002, the Group announced that it had exercised put options over its remaining stake in Atecs Mannesmann AG. The proceeds from the latter disposal amounted to €3.66 billion, and were received on 1 March 2002.

Korea – disposal of Shinsegi Telecom, Inc.
On 24 August 2001, the Group announced that agreement had been reached to sell its 11.7% equity stake in Shinsegi Telecom, Inc. for an undisclosed amount to SK Telecom, Ltd. The value of net assets disposed represented less than 1% of the Group's net assets.

Subsequent events

Spain – increased stake in Vodafone Spain
On 2 April 2002, Vodafone Group Plc announced that it had acquired a further 2.2% stake in Airtel Móvil S.A. for the Euro equivalent of £0.4 billion, following the exercise of a put option held by Torreal, S.A.. This increased the Group's equity interest in Airtel Móvil S.A. to 93.8%.

Germany – buy-out of outstanding minority shareholders in Vodafone AG
On 22 April 2002, Vodafone Group Plc announced that its subsidiary, Vodafone Deutschland GmbH, intends to buy-out the outstanding minority shareholders in Vodafone AG. The Group already owns more than 99.6% of Vodafone AG and the cost of this transaction is expected to be approximately €430m. The buy-out requires the approval of Vodafone AG shareholders and entry into the Commercial Register before it becomes legally effective, which is expected to be on or around 11 July 2002.

Egypt - Vivendi put option
On 2 May 2002, Vivendi Telecom International notified the Group that, pursuant to a put option agreement, the Group is required to purchase 8,400,000 shares in Vodafone Egypt. As a result of this transaction the Group's interest in Vodafone Egypt will increase from 60% to 67%.

Australia – purchase of remaining 4.5% interest in Vodafone Pacific
On 3 May 2002, the Group completed the purchase of the 4.5% minority interest in Vodafone Pacific, as a result of which Vodafone Pacific became a wholly owned subsidiary undertaking.

China – Increased investment in China Mobile (Hong Kong) Limited
On 16 May 2002, the Group announced that it has reached agreement to subscribe US$750 million for new shares in China Mobile (Hong Kong) Limited, increasing the Group's effective interest in China Mobile (Hong Kong) Limited to approximately 3.27%. As part of the agreement, China Mobile (Hong Kong) Limited has announced its intention to commence the payment of dividends starting in the financial year ended 31 December 2002. The transaction is expected to complete on 18 June 2002.

FINANCIAL STATEMENTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 MARCH 2002

	Year ended 31 March 2002 £m	Year ended 31 March 2001 *as restated* £m
Turnover: Group and share of joint ventures and associated undertakings		
- Continuing operations	28,485	23,993
- Acquisitions	5,056	-
	33,541	23,993
Less: Share of joint ventures and associated undertakings	(10,696)	(8,989)
	22,845	15,004
Group turnover (Note 2)		
- Continuing operations	17,940	15,004
- Acquisitions	4,905	-
	22,845	15,004
Operating loss		
- Continuing operations	(9,946)	(6,439)
- Acquisitions	(431)	-
	(10,377)	(6,439)
Share of operating loss in joint ventures and associated undertakings		
- Continuing operations	(889)	(550)
- Acquisitions	(568)	-
Total Group operating loss (Note 2)	(11,834)	(6,989)
Exceptional non-operating items (Note 4)	(860)	80
Loss on ordinary activities before interest	(12,694)	(6,909)
Net interest payable	(845)	(1,177)
- Group	(503)	(850)
- Share of joint ventures and associated undertakings	(342)	(327)
Loss on ordinary activities before taxation	(13,539)	(8,086)
Tax on loss on ordinary activities (Note 5)	(2,140)	(1,426)
- Group	(1,925)	(1,195)
- Share of joint ventures and associated undertakings	(215)	(231)
Loss on ordinary activities after taxation	(15,679)	(9,512)
Minority interests (including non-equity minority interests)	(476)	(373)
Loss for the financial year	(16,155)	(9,885)
Equity dividends	(1,025)	(887)
Retained loss for the Group and its share of joint ventures and associated undertakings	(17,180)	(10,772)
Basic loss per share (Note 6)	(23.77)p	(16.09)p
Diluted loss per share	(23.86)p	(16.10)p
Adjusted basic earnings per share (Note 6)	5.15p	3.54p

CONSOLIDATED BALANCE SHEET

AS AT 31 MARCH 2002

	31 March 2002	31 March 2001 *as restated*
	£m	£m
Fixed assets		
Intangible assets	105,944	108,853
Tangible assets	18,541	10,586
Investments	28,977	34,769
Loans to joint ventures	321	85
Investments in associated undertakings	27,249	31,729
Other investments	1,407	2,955
	153,462	154,208
Current assets		
Stocks	513	316
Debtors	7,053	4,587
Investments	1,792	13,211
Cash at bank and in hand	80	68
	9,438	18,182
Creditors: amounts falling due within one year	(13,455)	(12,377)
Net current (liabilities)/assets	(4,017)	5,805
Total assets less current liabilities	149,445	160,013
Creditors: amounts falling due after more than one year	(13,118)	(11,235)
Provisions for liabilities and charges	(2,899)	(1,350)
Investments in joint ventures:		
- Share of gross assets	76	88
- Share of gross liabilities	(345)	(146)
	(269)	(58)
Other provisions	(2,630)	(1,292)
	133,428	147,428
Capital and reserves		
Called up share capital	4,273	4,054
Share premium account	52,044	48,292
Merger reserve	98,927	96,914
Other reserve	935	1,024
Profit and loss account	(25,606)	(6,255)
Shares to be issued	-	978
Total equity shareholders' funds	130,573	145,007
Equity minority interests	1,727	1,292
Non-equity minority interests	1,128	1,129
	133,428	147,428

CONSOLIDATED CASH FLOW

FOR THE YEAR ENDED 31 MARCH 2002

	Year ended 31 March 2002 £m	Year ended 31 March 2001 £m
Net cash inflow from operating activities (Note 7)	8,102	4,587
Dividends received from joint ventures and associated undertakings	139	353
Net cash outflow for returns on investments and servicing of finance	(936)	(47)
Taxation	(545)	(1,585)
Net cash outflow for capital expenditure and financial investment	(4,447)	(19,011)
Purchase of intangible fixed assets	(325)	(13,163)
Purchase of tangible fixed assets	(4,145)	(3,698)
Disposal of tangible fixed assets	75	275
Purchase of investments	(44)	(3,254)
Disposal of investments	319	513
Other	(327)	316
Net cash (outflow)/inflow for acquisitions and disposals	(7,691)	30,653
Purchase of interests in subsidiary undertakings	(3,078)	(219)
Net (overdrafts)/cash acquired with subsidiary undertakings	(2,514)	542
Purchase of interests in joint ventures and associated undertakings	(7,159)	(79)
Disposal of businesses	5,071	26,002
Disposal of interests in joint ventures and associated undertakings	-	1,878
Proceeds on formation of joint venture	-	2,544
Purchase of customer bases	(11)	(15)
Equity dividends paid	(978)	(773)
Cash (outflow)/inflow before management of liquid resources and financing	(6,356)	14,177
Management of liquid resources	7,042	(7,541)
Net cash outflow from financing	(675)	(6,691)
Issue of ordinary share capital	3,581	65
Debt repayment	(4,268)	(6,800)
Issue of shares to minorities	12	44
Increase/(decrease) in cash in the year	11	(55)
Reconciliation of net cash flow to movement in net debt		
Increase/(decrease) in cash in the year	11	(55)
Cash outflow from decrease in debt	4,268	6,800
Cash (inflow)/outflow from management of liquid resources	(7,042)	7,541
(Increase)/decrease in net debt resulting from cash flows	(2,763)	14,286
Net debt acquired on acquisition of subsidiaries	(3,116)	(13,726)
Translation difference	517	(629)
Other movements	50	(10)
Increase in net debt in the year	(5,312)	(79)
Opening net debt	(6,722)	(6,643)
Closing net debt (Note 8)	(12,034)	(6,722)

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
FOR THE YEAR ENDED 31 MARCH 2002

	Year ended 31 March 2002 £m	Year ended 31 March 2001 *as restated* £m
Loss for the financial year		
- Group	**(14,131)**	(8,730)
- Share of joint ventures and associated undertakings	**(2,024)**	(1,155)
	(16,155)	(9,885)
Currency translation		
- Group	**(1,980)**	2,724
- Share of joint ventures and associated undertakings	**(283)**	2,448
	(2,263)	5,172
Total recognised gains and losses for the year	**(18,418)**	(4,713)
Prior year restatement for FRS 19	**(386)**	
Total gains and losses recognised since last annual report	**(18,804)**	

MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS
FOR THE YEAR ENDED 31 MARCH 2002

Loss for the financial year	**(16,155)**	(9,885)
Equity dividends	**(1,025)**	(887)
	(17,180)	(10,772)
Currency translation	**(2,263)**	5,172
New share capital subscribed	**5,984**	8,972
Shares to be issued	**(978)**	978
Scrip dividends	**-**	67
Other	**3**	(4)
Net movement in equity shareholders' funds	**(14,434)**	4,413
Opening equity shareholders' funds (originally £145,393m before restatement for FRS 19 of £386m)	**145,007**	140,594
Closing equity shareholders' funds	**130,573**	145,007

1 Basis of preparation

Statutory financial information

The preliminary results for the year ended 31 March 2002 are an abridged statement of the full Group accounts which were approved by the Board of Directors on 27 May 2002. The Auditors' Report on these accounts was unqualified. The preliminary results do not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985. The non-pro forma information relating to the year ended 31 March 2001, is an extract from the published accounts for that year, which have been delivered to the Registrar of Companies, and on which the Auditors' Report was unqualified. The accounts for the year ended 31 March 2002 will be delivered to the Registrar of Companies following the Company's Annual General Meeting, to be held on 31 July 2002.

Restatements

Following the reorganisation of the Group's overall management structure and geographical division of operations on 1 April 2001, and subsequent announcement on 18 December 2001, the Group has adopted the following segments for the presentation of its geographical analysis of results: Europe (further sub-analysed between Northern Europe, Central Europe and Southern Europe); the Americas; Asia Pacific; and Middle East and Africa. Prior period comparatives have been restated on the new segmental basis.

Deferred taxation is now stated on a full liability basis in accordance with FRS 19 and comparative financial information has been restated as necessary. The impact of adopting FRS 19 was to increase the tax charge for the years ended 31 March 2002 and 31 March 2001 by £521m and £136m, respectively. In accordance with FRS 19, goodwill in respect of certain past acquisitions has been restated which resulted in the charge for the amortisation of goodwill for the years to 31 March 2002 and 31 March 2001, reducing by £9m and £9m, respectively.

Proportionate financial information

The tables of financial information on page 31 are presented on a proportionate basis. Proportionate presentation is not required by UK GAAP and is not intended to replace the consolidated financial statements prepared in accordance with UK GAAP. However, since significant entities in which the Group has an interest are not consolidated, proportionate information is provided as supplemental data to facilitate a more detailed understanding and assessment of the consolidated financial statements prepared in accordance with UK GAAP.

UK GAAP requires consolidation of entities controlled by the Group and the equity method of accounting for entities in which the Group has significant influence but not a controlling interest. Proportionate presentation is a pro rata consolidation, which reflects the Group's share of turnover and expenses in both its consolidated and unconsolidated entities. Proportionate results are calculated by multiplying the Group's ownership interest in each entity by each entity's results.

Proportionate information includes results from the Group's equity accounted investments and investments held at cost. The Group does not have control over the turnover, expenses or cash flow of these investments and is only entitled to cash from dividends received from these entities. The Group does not own the underlying assets of these investments.

Pro forma proportionate comparative financial information

Pro forma proportionate financial information for the year ended 31 March 2001 has been derived from the audited consolidated financial statements of the Group for that period and the unaudited financial results of Mannesmann for the period from 1 April to 12 April 2000, excluding the results of businesses held for resale on acquisition. The financial results of Mannesmann, previously prepared under German GAAP, have been adjusted to conform materially with the Group's accounting policies under UK GAAP. The pro forma adjustments for the year ended 31 March 2001 have been determined as if the acquisition of Mannesmann took place on 1 April 2000.

NOTES TO THE PRELIMINARY RESULTS
FOR THE YEAR ENDED 31 MARCH 2002

2 Segmental analysis

The Group's principal business is the supply of mobile telecommunications services and products. Other operations primarily comprise fixed line telecommunications businesses and the Vizzavi Europe joint venture. Analyses of turnover and total Group operating profit/(loss) by geographical region and class of business are as follows:

	Year ended 31 March 2002 £m	Year ended 31 March 2001 *as restated* £m
Group turnover		
Mobile telecommunications:		
Northern Europe	5,432	4,511
Central Europe	4,177	4,031
Southern Europe	6,743	4,479
Europe	16,352	13,021
Americas	12	9
Asia Pacific	4,072	713
Middle East and Africa	306	308
	20,742	14,051
Other operations		
Europe	998	953
Asia Pacific	1,105	-
	22,845	15,004
Total Group operating profit/(loss) (before goodwill and exceptional items)		
Mobile telecommunications:		
Northern Europe	1,685	1,284
Central Europe	1,543	1,097
Southern Europe	2,072	1,449
Europe	5,300	3,830
Americas	1,317	1,237
Asia Pacific	589	205
Middle East and Africa	161	213
	7,367	5,485
Other operations		
Europe	(306)	(281)
Asia Pacific	(17)	-
	7,044	5,204
Subsidiary undertakings	5,071	3,322
Share of joint ventures and associated undertakings	1,973	1,882
Amortisation of goodwill	(13,470)	(11,873)
Exceptional operating items (Note 3)	(5,408)	(320)
Total Group operating loss	(11,834)	(6,989)

3 Exceptional operating costs

	Year ended 31 March 2002 £m	Year ended 31 March 2001 £m
Impairment of intangible and tangible fixed assets	5,100	91
Reorganisation costs	86	85
Share of exceptional operating items of associated undertakings and joint ventures	222	141
Other items	-	3
	5,408	320

4 Exceptional non-operating items

	Year ended 31 March 2002 £m	Year ended 31 March 2001 £m
Amounts written off fixed asset investments	(920)	(193)
Profit on disposal of fixed asset investments	9	6
Profit on disposal of fixed assets	10	6
Profit on disposal of businesses	41	-
Profit on termination of hedging instrument	-	261
	(860)	80

5 Tax on loss on ordinary activities

	Year ended 31 March 2002 £m	Year ended 31 March 2001 *as restated* £m
Current taxation		
UK	187	191
International	535	909
	722	1,100
Deferred taxation	1,489	381
	2,211	1,481
Tax on exceptional items	(71)	(55)
	2,140	1,426

6 Earnings per share

	Year ended 31 March 2002 £m	Year ended 31 March 2001 *as restated* £m
Loss for basic loss per share	(16,155)	(9,885)
Amortisation of goodwill	13,470	11,873
Exceptional operating Items, net of attributable taxation and minority interests	5,309	230
Exceptional non-operating items, net of attributable taxation	874	(45)
Earnings for adjusted earnings per share	3,498	2,173
Weighted average number of shares (millions):		
Basic and adjusted	67,961	61,439
Diluted	67,715	61,398

NOTES TO THE PRELIMINARY RESULTS

FOR THE YEAR ENDED 31 MARCH 2002

7 Reconciliation of operating loss to net cash inflow from operating activities

	Year ended 31 March 2002 £m	Year ended 31 March 2001 £m
Operating loss	**(10,377)**	(6,439)
Exceptional items	**4,486**	176
Depreciation	**2,880**	1,593
Amortisation of goodwill	**10,962**	9,585
Amortisation of other intangible fixed assets	**34**	24
Loss on disposal of tangible fixed assets	**46**	-
	8,031	4,939
Working capital movements	**98**	(268)
Payments in respect of exceptional items	**(27)**	(84)
	8,102	4,587

8 Analysis of net debt

	At 1 April 2001 £m	Cash flow £m	Acquisitions (excluding cash & overdrafts) £m	Other non-cash changes & exchange movements £m	At 31 March 2002 £m
Liquid resources	7,593	(7,042)	1,309	(71)	**1,789**
Cash at bank and in hand	68	17	-	(5)	**80**
Bank overdrafts	(5)	(6)	-	11	**-**
	63	11	-	6	**80**
Debt due within one year (other than bank overdrafts)	(3,596)	3,742	(1,260)	(105)	**(1,219)**
Debt due after one year	(10,630)	480	(2,912)	745	**(12,317)**
Finance leases	(152)	46	(253)	(8)	**(367)**
	(14,378)	4,268	(4,425)	632	**(13,903)**
	(6,722)	(2,763)	(3,116)	567	**(12,034)**

Included within net debt are bond issues maturing as follows:

	£m
One year or less	605
More than one year but not more than two years	561
More than two years but not more than five years	4,970
More than five years	5,401
	11,537

9 Summary of differences between UK and US GAAP

The preliminary results have been prepared in accordance with UK Generally Accepted Accounting Principles ("UK GAAP"), which differ in certain significant respects from US Generally Accepted Accounting Principles ("US GAAP"). A description of the relevant accounting principles which differ materially is provided within Vodafone Group Plc's Annual Report & Accounts and Form 20-F for the year ended 31 March 2002. The effects of these differing accounting principles are as follows:

	Year ended 31 March 2002 £m	Year ended 31 March 2001 *as restated* £m
Revenues in accordance with UK GAAP	22,845	15,004
Items decreasing revenues:		
Non-consolidated subsidiaries	(4,162)	(3,409)
Deferral of connection revenues	(1,044)	(492)
Revenues in accordance with US GAAP	17,639	11,103
Net loss in accordance with UK GAAP	(16,155)	(9,885)
Items (increasing)/decreasing net loss:		
Goodwill and other intangibles amortisation	(9,719)	(5,302)
Deferral of connection income	(15)	(54)
Capitalised interest	387	365
Income taxes	7,627	7,847
Minority interests	1,308	(40)
Loss on disposal of businesses	(85)	-
Other	(36)	(2)
Net loss in accordance with US GAAP	(16,688)	(7,071)
US GAAP basic loss per ordinary share	(24.56)p	(11.51)p
Shareholders' equity in accordance with UK GAAP	130,573	145,007
Items increasing/(decreasing) shareholders' equity:		
Goodwill and other intangibles – net of amortisation	61,765	66,197
Deferral of connection income	(100)	(85)
Capitalised interest	752	365
Cumulative deferred income taxes	(46,996)	(51,222)
Minority interests	(5,514)	(5,149)
Proposed dividends	511	464
Other	(104)	(55)
Shareholders' equity in accordance with US GAAP	140,887	155,522

10 Proportionate financial information

	Year ended 31 March 2002 £m	Year ended 31 March 2001 [1] £m
Proportionate turnover		
Mobile telecommunications:		
Northern Europe	6,516	5,357
Central Europe	4,694	4,323
Southern Europe	5,109	3,521
Europe	16,319	13,201
Americas	5,638	5,008
Asia Pacific	5,373	2,771
Middle East and Africa	488	448
	27,818	21,428
Other operations		
Europe	821	767
Asia Pacific	1,160	35
	29,799	22,230
Proportionate EBITDA[2]		
Mobile telecommunications:		
Northern Europe	2,264	1,674
Central Europe	2,068	1,478
Southern Europe	2,131	1,450
Europe	6,463	4,602
Americas	1,907	1,627
Asia Pacific	1,321	587
Middle East and Africa	211	227
	9,902	7,043
Other operations		
Europe	(8)	(32)
Asia Pacific	199	5
Proportionate EBITDA[2]	10,093	7,016
Less: depreciation and amortisation, excluding goodwill	(3,693)	(2,234)
Mobile telecommunications	6,688	5,019
Other operations	(288)	(237)
Proportionate total Group operating profit before goodwill amortisation and exceptional items	6,400	4,782

Notes

(1) Financial information for the comparative period is stated on a pro forma basis for the acquisition of Mannesmann, and has been presented in accordance with the new segmental basis. Further details are provided in Note 1.

(2) Proportionate EBITDA (earnings before interest, tax, depreciation and amortisation) is defined as operating profit before exceptional items plus depreciation and amortisation of subsidiary undertakings, joint ventures, associated undertakings and investments, proportionate to equity stakes. Proportionate EBITDA represents the Group's ownership interests in the respective entities' EBITDA. As such, proportionate EBITDA does not represent EBITDA available to the Group.

Shareholder Enquiries and Information
This report will also be available on the Vodafone Group Plc website: www.vodafone.com from 28 May 2002.

For further information:

Vodafone Group
Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Head of Group Investor Relations
Bobby Leach, Head of Group Financial Media Relations
Darren Jones, Senior Investor Relations Manager
Tel: +44 (0) 1635 673310

Tavistock Communications
Lulu Bridges / John West
Tel: +44 (0) 20 7600 2288

Forward-Looking Statements

This document contains certain "forward-looking statements" with respect to Vodafone's financial condition, results of operations and business and certain of Vodafone's plans and objectives with respect to these items. In particular, forward-looking statements include statements with respect to Vodafone's expectations as to launch and roll-out dates for products and services, including 3G services, the expected benefits of 3G and other services and demand for such services, growth in customers and usage, future performance, including revenues, average revenue per customer, EBITDA, cash flows, costs, capital expenditures and improvements in margin, non-voice services and their revenue contribution, the effect of synergies and cost saving measures, the likelihood of impairment charges, mobile penetration rates, churn, overall market trends and other trend projections. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in economic conditions that would adversely affect demand for mobile telephone services; greater than anticipated competitive activity; slower customer growth or reduced customer retention; the impact on capital spending from investment in network capacity and the deployment of new technologies; the possibility that technologies, including mobile internet platforms and services, including 3G services, will not perform according to expectations or that vendors' performance will not meet Vodafone's requirements; changes in projected growth rates in the mobile telecommunications industry; the accuracy of and any changes in Vodafone's projected revenue model; future revenue contributions of data services offered by Vodafone; lower than expected impact of GPRS and 3G on future revenues; Vodafone's ability to harmonise mobile problems and any delays or other problems anticipated with the rollout and scope of 3G technology and services; Vodafone's ability to offer new services and the delivery and performance of GPRS and 3G handsets and other key products; greater than anticipated prices of new mobile phones; Vodafone's ability to realise benefits from entering into partnerships for developing data and Internet services; Vodafone's ability to develop competitive data content and services; changes in the regulatory framework in which Vodafone operates; the impact of legal or other proceedings against Vodafone or other companies in the mobile telecommunications industry; and changes in exchange rates, including particularly the exchange rate of the pound to the euro. Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under the heading "Risk Factors" on pages 8-10 of our U.S. Annual Report on Form 20-F for the year ended 31 March 2001. All subsequent written or verbal forward-looking statements attributable to Vodafone or any member of the Vodafone Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Vodafone does not intend to update these forward-looking statements.

APPENDIX 1 - VODAFONE GROUP PLC - MOBILE TELECOMMUNICATIONS BUSINESSES

CUSTOMER INFORMATION AT 31 MARCH 2002

Country by region	Operator	Percentage ownership (1)	Venture customers (thousands)	Registered Proportionate customers (thousands)	Registered prepaid (%) (2)	Controlled active (3)		
						Prepaid (%)	Contract (%)	Total (%)
NORTHERN EUROPE								
UK	Vodafone	100.0	13,186	13,186	62	84	98	89
Ireland	Vodafone	100.0	1,704	1,704	72	99	98	99
Netherlands	Vodafone	70.0	3,270	2,289	64	88	99	92
Sweden	Europolitan Vodafone†	71.1	1,163	827	28	65	90	89
Others			16,542	5,000	51			
TOTAL			35,865	23,006	57	86	97	90
CENTRAL EUROPE								
Germany	Vodafone	99.7	21,489	21,434	57	89	94	91
Hungary	Vodafone†	59.4	556	330	91	91	97	92
Others			7,043	1,567	41			
TOTAL			29,088	23,331	54	89	94	91
SOUTHERN EUROPE								
Greece	Vodafone†	51.9	2,868	1,539	72	71	90	76
Italy	Omnitel Vodafone	76.6	17,711	13,560	91	94	92	93
Malta	Vodafone†	80.0	152	122	92	92	99	93
Portugal	Vodafone	50.9	2,838	1,445	74	N/a	N/a	90
Spain	Vodafone	91.6	7,905	7,241	55	86	94	89
Albania	Vodafone[5]	76.9	170	130	99	N/a	N/a	N/a
Others			2,180	438	64			
TOTAL			33,922	24,475	78	89	94	90
AMERICAS								
United States	Verizon Wireless[4]	44.2	29,585	13,081	6			
Others			1,995	689	81			
TOTAL			31,580	13,770	11			
ASIA PACIFIC								
Japan	J-Phone Vodafone[5]	69.7	12,165	8,496	4	N/a	N/a	99
Australia	Vodafone	95.5	2,146	2,050	37	90	95	93
New Zealand	Vodafone	100.0	1,095	1,095	78	95	100	96
Others			74,600	1,685	54			
TOTAL			90,026	13,326	47	93	95	98
MIDDLE EAST AND AFRICA								
Egypt	Vodafone†	60.0	1,718	1,031	87	96	96	96
Others			6,997	2,197	84			
TOTAL			8,715	3,228	85	96	96	96
GROUP TOTAL			229,196	101,136	50	89	95	92

Notes

1 All ownership percentages are stated as at 31 March 2002 and exclude options, warrants or other rights or obligations of Vodafone Group Plc to increase or decrease ownership in any venture. Ownership interests have been rounded to the nearest tenth of one percent.

2 Registered prepaid percentages are calculated on a total venture customer basis.

3 Active customers are defined as customers who have made or received a chargeable event in the last three months or, where information is not available, defined as customers who have made a chargeable event in the last three months (indicated by †).

4 The Group's ownership interest in Verizon Wireless is 45.0%. However, the Group's proportionate customer base has been adjusted for Verizon Wireless's proportionate ownership of its customer base of approximately 98.3%. In the absence of acquired interests, this proportionate ownership will vary slightly each period dependent on the underlying mix of net additions across each of these networks.

5 No customer activity information is presently available in Albania, where network services commenced in August 2001. In Japan, customer activity information is only presently available on a total customer basis. In both these networks, systems are being enabled to report detailed customer activity in the near future.

APPENDIX 2 - VODAFONE GROUP PLC - MOBILE TELECOMMUNICATIONS BUSINESSES

ARPU INFORMATION FOR THE 12 MONTH PERIOD TO 31 MARCH 2002

COUNTRY BY REGION	OPERATOR	ARPU[2] LOCAL CURRENCY	REGISTERED PREPAID	REGISTERED CONTRACT	REGISTERED TOTAL
NORTHERN EUROPE					
UK	Vodafone[1]	GBP	116	555	276
CENTRAL EUROPE					
Germany	Vodafone	EUR	110	559	298
Hungary	Vodafone	HUF	37,895	198,069	53,417
SOUTHERN EUROPE					
Italy	Omnitel Vodafone[1]	EUR	297	769	345
Malta	Vodafone	MTL	94	913	170
Spain	Vodafone	EUR	148	639	371
ASIA PACIFIC					
Japan	J-Phone Vodafone	JPY	N/a	N/a	91,903
Australia	Vodafone[1]	AUD	331	877	688
New Zealand	Vodafone	NZD	287	1,812	636
MIDDLE EAST & AFRICA					
Egypt	Vodafone[1]	EGP	807	3,068	1,079

Notes

1 Prior to current quarter, monthly and annual ARPU for the UK, Italy, Australia and Egypt were slightly understated compared to the other Group operators due to the exclusion of certain distributor discounts on prepay top-up cards from prepay customer revenues. The impact on these operators of the alignment to the Group's methodology of basing prepay customer revenues on the face value of top-up cards has been to increase the previously disclosed registered total ARPU for the 12 months to 31 December 2001 as set out in the table below. In addition, as a result of the UK and Egypt now analysing incoming calls for activity purposes, incoming interconnect revenue is now able to be more accurately attributed to prepaid and contract revenue, substantially accounting for the revisions to 12 month contract and prepaid ARPU to December 2001 detailed below.

COUNTRY	RESTATED ARPU FOR THE 12 MONTH PERIOD TO 31 DECEMBER 2001 LOCAL CURRENCY	REGISTERED PREPAID	REGISTERED CONTRACT	REGISTERED TOTAL
UK	GBP	125	552	278
Italy	EUR	298	763	345
Australia	AUD	342	880	701
Egypt	EGP	939	2,958	1,192

2 ARPU is calculated for the 12 month period to 31 March 2002 and excludes handset revenues and connection fees.

APPENDIX 3 - VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUES

PROPORTIONATE		12 MONTHS TO 31 MARCH 2002			MARCH 2002 (MONTH ONLY)		
COUNTRY BY REGION	OPERATOR	MESSAGING DATA	INTERNET DATA	TOTAL DATA	MESSAGING DATA	INTERNET DATA	TOTAL DATA
NORTHERN EUROPE							
UK	Vodafone[1]	10.6%	1.2%	11.8%	12.3%	1.1%	13.4%
Others		6.3%	0.2%	6.5%	7.8%	0.3%	8.1%
TOTAL		8.8%	0.8%	9.6%	10.4%	0.8%	11.2%
CENTRAL EUROPE							
Germany	Vodafone	13.9%	0.5%	14.4%	14.5%	0.7%	15.2%
Others		6.8%	0.4%	7.2%	7.4%	0.5%	7.9%
TOTAL		13.0%	0.5%	13.5%	13.6%	0.7%	14.3%
SOUTHERN EUROPE							
Omnitel	Vodafone[1]	8.5%	0.2%	8.7%	9.5%	0.3%	9.8%
Others		7.6%	0.1%	7.7%	8.0%	0.1%	8.1%
TOTAL		8.1%	0.2%	8.3%	8.8%	0.2%	9.0%
AMERICAS							
United States	Verizon Wireless	0.1%	0.5%	0.6%	0.1%	0.5%	0.6%
Other		-	-	-	-	-	-
TOTAL		0.1%	0.5%	0.6%	0.1%	0.5%	0.6%
ASIA PACIFIC							
Japan	J-Phone Vodafone[2]	5.6%	9.5%	15.1%	6.6%	13.2%	19.8%
Others		6.1%	0.3%	6.4%	7.6%	0.4%	8.0%
TOTAL		5.7%	7.6%	13.3%	6.8%	10.8%	17.6%
MIDDLE EAST AND AFRICA		3.3%	0.1%	3.4%	3.7%	0.1%	3.8%
PROPORTIONATE GROUP TOTAL[3]		7.0%	1.7%	8.7%	7.9%	2.4%	10.3%

STATUTORY						
CONTROLLED GROUP TOTAL[3]	9.5%	1.6%	11.1%	9.8%	3.7%	13.5%

Notes

1 Prior to the current quarter, monthly and annual data percentages for the UK and Italy were slightly overstated compared to other Group operators due to the exclusion of certain distributor discounts on prepay top-up cards from prepay customer revenues. The impact on these operators of the alignment to the Group's methodology of basing prepay customer revenues on the face value of top-up cards has been to reduce the December 2001 reported annual total data percentages for the UK and Italy from 10.1% and 8.2% to 10.1% and 7.9%, respectively and the December 2001 monthly total data percentages from 12.9% and 11.1% to 12.7% and 10.7%, respectively.

2 With effect from the quarter ended 31 March 2002, J-Phone Vodafone has allocated bundled airtime for the year to 31 March 2002 between voice, messaging and internet data revenues on the basis of actual usage, having previously included all such bundled airtime in voice revenues. In addition, J-Phone Vodafone monthly and annual ARPU have been re-phased to reflect the impact of a 13% reduction to mobile-to-mobile inter-operator connection fees, effective March 2002 and applicable in arrears for the period from April 2001 to March 2002. The annual and monthly percentages for December 2001 on this new basis were 13.4% and 16.0%, respectively, compared to the previously reported 12.3% and 13.6%, respectively.

3 The impact of the changes in (1) and (2) above on the previously reported Group percentages were to increase the proportionate Group total annual and monthly percentages from 7.8% and 9.3% to 8.0% and 9.7%, respectively, and to increase the statutory controlled Group total annual and monthly percentages from 10.1% and 12.2% to 10.2% and 12.7%, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 28, 2002

By: 
Name: Stephen R. Scott
Title: Company Secretary